                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                            ------------------------
                                  Form 10-SB/A
                            ------------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              --------------------

                    HAWAIIAN VINTAGE CHOCOLATE COMPANY, INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)


      Hawaiian Vintage Chocolate                              #99-0306492
   -------------------------------                        -------------------
   (State or other jurisdiction of                         (I.R.S. Employer
    incorporation or organization)                        Identification No.)


        4614 Kilauea Ave., Ste.435
               Honolulu, HI                                      96816
  ----------------------------------------                     ----------
  (Address of principal executive offices)                     (zip code)

Issuer's telephone number: (808) 735-8494


        Securities to be registered pursuant to Section 12(b) of the Act:
                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                               $.001 Common Stock
                               ------------------
                                (Title of Class)


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                                TABLE OF CONTENTS


                                                                                  Page
                                                                                  ----
PART I

Item 1.   Description of Business .............................................      3

Item 2.   Management's Discussion and Analysis on Plan of Operation ...........      8

Item 3.   Description of Property .............................................     14

Item 4.   Security Ownership of Certain
             Beneficial Owners and Management .................................     14

Item 5.   Directors and Executive Officers, Promoters
             and Control Persons ..............................................     16

Item 6.   Executive Compensation ..............................................     17

Item 7.   Certain Relationships and
             Related Transactions .............................................     18

Item 8.   Description of Securities ...........................................     18

PART II

Item 1.   Market Price for Registrant's for Common Equity and
                     Related Shareholder Matters ..............................     19

Item 2.   Legal Proceedings ...................................................     19

Item 3.   Changes in and Disagreements with Accountants .......................     19

Item 4.   Recent Sales of Unregistered Securities .............................     20

Item 5.   Indemnification of Directors and Officers ...........................     23

PART F/S

       Report of Independent Auditors .........................................    F-1

       Balance sheets as of December 31, 1998 and September 30, 1999 (unaudited)   F-2

           Statements of Operations for the years ended December 31, 1997
           and 1998 nine month period ending September 30, 1999 (unaudited) ...    F-3

           Statements of Shareholder's Equity for the years ended December
           31, 1997 and 1998 and nine month period ended September 30, 1999
           (unaudited) ........................................................    F-4

           Statements of Cash Flow for the years ended December 31, 1997 and
           1998 and nine month period ended September 30, 1999 (unaudited) ....    F-5

       Notes to Financial Statements ..........................................    F-6

PART III

Item 1.   Index to Exhibits ...................................................     26

Item 2.   Description of Exhibits .............................................     27

          Signatures ..........................................................     28


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ITEM 1 - DESCRIPTION OF BUSINESS:

Business Development

     Hawaiian Vintage Chocolate Company, Inc. (the "Company") was incorporated in July 1993 under the laws of the State of Hawaii to engage in the development, growing, manufacturing and marketing of cocoa and chocolate products. From its inception the Company has been developing cocoa genetics and farming methods for the growing of cocoa in Hawaii. The Company planted a selection of existing cocoa varieties collected from around the world, field tested and selected varieties for their adaptability to the Hawaiian micro environments and then back bred these varieties with ancestor varieties of cacao to produce a distinct variety. The selection and breeding process is a trade secret of the company that is maintained strictly on a "confidential - need to know" basis. As trade secret proprietary information, unauthorized use or disclosure is generally protected under the state trade secret laws. The Company has tested its cocoa genetics through the production, test marketing and sales of a resulting chocolate product to chefs.

     In September 1997, the Company entered into an Agreement of Merger with American Graphics Industries, Inc. (AGI), a corporation, which had filed a voluntary petition for Reorganization under Chapter 11 of the United States Bankruptcy Code, pursuant to an Amended Plan of Reorganization filed with and approved by the Bankruptcy Court (the Plan). The Plan provided for a merger of the Company with AGI with the Company remaining as the surviving corporation. The Company decided on this merger so that shares of common stock issued in the merger approved by the Bankruptcy Court would be unrestricted under section 1145 of the Bankruptcy Code, and would thus facilitate qualifying the Company's common stock for trading on the National Association of Securities Dealer's OTC Bulletin Board (the OTC Bulletin Board). In December of 1997, public trading of the Company's common stock began on the National Association of Securities Dealers OTC Bulletin Board, under the stock symbol "HWVI".

     Beginning in 1998, the Company started its transition from a cocoa genetics and chocolate product development company to an operating company. The Company operates as a grower, manufacturer, and marketer of gourmet cocoa and chocolate products. In its operations, the Company grows cocoa trees using proprietary genetics and produces and markets gourmet cocoa and chocolate products for both wholesale and retail sale to the public.

Business of Issuer

     The Company is the only producer of Vintage/varietal chocolate in the world and the only grower of cacao in the United States. Vintage chocolate refers to the chocolate made from a single harvest of a single year of cocoa beans and varietal refers to chocolate made from selected varieties of cocoa.

     The Company produces five types of basic chocolate that emphasize the unique flavor of the beans used to make the chocolate. The Company developed and popularized the gourmet varietial chocolate category in the United States as a flavorful gourmet alternative to other chocolates. Currently the Company markets five chocolate varieties under the Hawaiian Vintage brand. In 1999 the Company started marketing four varieties of gourmet Hawaiian coffee that are independently cultivated and marketed by the Company under the Hawaiian Vintage brand for retail sale. The name Hawaiian Vintage Chocolate has a high level of awareness among gourmet chefs and food service institutions. Hawaiian Vintage Chocolate Vintage and non-vintage products are sold to celebrity chefs, cooking schools, upscale restaurants, hotels, confectioners, cruise lines and bakeries. It is also sold at specialty and health food stores in Hawaii, the West Coast and the Northeast Coast of the United States, and directly "online" through the Company's Internet website.

     The Company develops vintage and non-vintage, high quality, gourmet, natural and/or organically grown chocolate products as well as attractive, stylish and high quality packaging for its products. The unique flavors of the Company's chocolate are a direct result of the cocoa beans and the environment in which they are grown and the Company's recipes for processing. The Company


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uses a variety of suppliers to roast, grind and finish its cocoa beans into chocolate based on the Company's proprietary formulas. The Company's mission is to educate the consumer that chocolate is a product of cocoa beans and the flavor of the bean determines the flavor of the chocolate. The chocolate produced by the Company is packaged to supply the food service industry in bulk and the retail industry in quarter pound, half pound, and full pound gold resealable packages. The Company's products include Vintage and non-vintage Keaau, Kona, Royal Pahoa, Snows of Mauna Kea, and Hapa gourmet Chocolate, a line of Estate grown Hawaiian coffees grown for and marketed by the Company under the Hawaiian Vintage Coffee name, and a line of specialty ingredient chocolates. In September of 1999 the Company opened its first retail store on the campus of the University of Illinois in Champaign/Urbana, Illinois. This prototype store serves products made with the coffees and chocolate of the Company as well as other related products. For further details concerning the Company's plans for opening additional retail stores, see the section below under the header "Principal Products, Markets and Distribution - Retail".

Principal Products, Markets, and Distribution

     The Company's chocolate products contain no artificial flavors or preservatives, are made from high-quality, natural ingredients and are normally offered in 48 LB, 1 LB, one-half and one-quarter pound packages. According to the National Confectionery Association industry sales of gourmet chocolate has grown by the rate of 12% per year for the last three calendar years. The following table sets forth the percentages of the Company's sales for each major market segment category during the last two years and for the first eleven months of this calendar year, the timing of promotional activities, consumer trends, and the development and introduction of new products will result in the changes in percentage of the Company's products sold in each of these market segments. Historical results may not be indicative of results in future years.

                                    1997           1998          November 1999
    Bulk (Food Service)             90%            70%           35%
    Retail                          10%            29%           34%
    Ingredient                       0%             0%           25%
    Internet                         0%             1%            6%

        Bulk (Food Service)

     The Company's bulk chocolate is offered in five types of chocolates 64% cocoa mass chocolates - Kona and Keaau, 56% cocoa mass chocolate - Royal Pahoa, white chocolate, Snows of Mauna Kea, and milk chocolate - Hapa. The channels of distribution for food services are specialty distributors who in turn sell the product to restaurants, hotels, cruise lines, airlines, confectioners and bakeries. The Company also sells directly to key consulting chefs who act as an advisory council for the Company such as Emeril Lagasse, Charlie Trotter, Charlie Palmer, Todd English, Stephan Pyles, Robert Del Grande, Roy Yamaguchi, and Alan Wong. The Company also sells directly to cooking and culinary schools as well as national upscale hotel and restaurant chains.

     Retail

     In 1998, the Company introduced its new stylish, high quality packaging for it products in one, one-half, and quarter pound stand up pouches for sale at retail. All the Company's chocolate, Kona, Keaau, Royal Pahoa, Snows of Mauna Kea (white chocolate) and Hapa (milk chocolate) are available in these retail sizes. The retail packaging was only available in Hawaii at specialty food and gift shops until the fall of 1998 when the Company launched a test market on the West Coast selling directly to natural food and specialty food stores. In 1999 the Company's retail products were also sold by the Company's


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sales staff and 7 brokers in the Northeast who represent the Company in connection with sales to the supermarket and grocery trade, natural food stores, and to distributors who service this market. The seven brokers represent the Company in presenting marketing and sales programs, supporting retail stores, selling new items, and establishing sale promotions with the Company's retail clients. The Company's policy is to grant its brokers the rights to sell the Company's products within a defined territory.

     In September of 1999 the Company opened its first Company owned retail store on the campus of the University of Illinois in Champaign/Urbana, Illinois. The Company chose this site due to its location in the heartland of America, the abundance of young people that fit the demographics of the intended market for the Company's products and, if successful, to facilitate the opening of additional stores within a 200-mile radius that includes Chicago. This store is designed to serve as a prototype for further expansion. The store features the Company's coffees, chocolates as truffles, bars, other finished chocolates, baked goods, ice cream, coffee/chocolate smoothies, and other related products in a Hawaiian setting. The store serves as an educational center for the story of the Company. The store also provides a training ground for new store personnel and managers and is a testing ground for new Company products such as the sale of its Estate coffees which are available only through the store and the Company's Internet site. It also serves as a test center for promotions, operating and training methods and merchandising techniques planned by the company. The Company's plans for additional retail stores project five new corporate stores to be opened in 2000. Based on the results of these retail stores further expansion plans will be considered in 2001. The Company presently has no plans for the franchising of retail stores in 2000.

     Ingredient Chocolate

     In 1999, the Company decided to develop its co-branded business where the Company's would formulate unique non-vintage chocolate products to be used as a branded ingredient by other manufacturers. These products will carry the name of the Company as well as the name of the primary manufacturer. The Company believes that this will provide the Company with additional exposure to the public and will inform them that the chocolate used in health bars, ice creams, and baked goods is a natural gourmet alternative to existing products. The Company's sales staff services this market directly.

     Internet

     The Company opened its Internet website in December of 1998 as an informational site and as an Internet store where all the Company's retail chocolate and coffee products could be offered for sale to the online retail customer. Sales for that month contributed 1% of the Company's sales revenues for the calendar year 1998. For the first eleven months of calendar 1999 Internet sales have accounted for 6% of the Company's sales revenues. The site offers information on how the chocolate is used, grown, and is cross-linked to over 200 other chefs and chocolate related sites on the Internet so the consumer finds it easy to access the Company's information even while visiting other web destinations. The website also features the current news on the Company, its celebrity chefs, and serves as a direct communication link to the Company.

Marketing

     The Company's marketing strategy is based upon emphasizing the consistently superior quality of its products. It sponsors a number of events where excellence in the food industry is recognized such as sponsoring the James Beard Foundation's Pastry Chef of the Year Award which has been renamed


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the "Hawaiian Vintage Chocolate Pastry Chef of the Year". It also sponsors a variety of food events throughout the year designed to educate the consumer to the qualities of the Company's unique products and to raise the level of understanding of chocolate in general. The Company employs chef support programs at various times during the year to highlight the efforts of key chefs and institutions in promoting the Company products. In 1999 the Company developed and employed a variety of advertising and promotional programs designed to support the sell-through of its retail products at the consumer level. These include, but are not limited to, store personnel training, co-promotions with local restaurants, radio campaign and contests.


Competitive Business Conditions

     The retailing of confectionery products is highly competitive. The Company competes with numerous businesses that offer confectionery products. Many of these competitors have greater name recognition and financial, marketing and other resources than the Company. Hershey and Mars have dominated the 12 billion-dollar per year domestic chocolate industry. Utilizing branding strategies, these producers have emphasized their name and advertised extensively to compliment their retail sales activities targeted at the mass-market consumer. In the gourmet chocolate segment Godiva is the industry leader having evolved from an upscale gift chocolate into a branded product, sold through its own stores or department stores as primarily a gift item. The National Confectionery Association predicts that sales of gourmet chocolate is presently at $1 billion dollars in the United States and predicts these sales will rise 12% per annum while total chocolate sales are expected to rise by 2-3% per annum.

     The Company believes that its principal competitive strengths lie in its name recognition and its reputation as the leader in varietal chocolates and in the quality of its products. With its emphasis on the quality of its chocolate, the Company has demonstrated in its food service markets and lately at retail that there is a niche for its gourmet varietal chocolate. Nevertheless, past successes are no guarantee that the Company will be able to compete on a national scale successfully. The Company believes that the overall market for its chocolate products is significant in size. An additional advantage for the Company's chocolate products is that they are grown naturally and/or organically. The organic candy market is increasing by a rate of 300% per year according to ResearchFocus, a health and nutrition industry trade journal. As the only chocolate producer who grows their beans organically, the Company believes it is well positioned to take advantage of this dynamic market segment.

Sources and availability of raw materials

     The principal ingredients used by the Company are cocoa beans and sugar. Cocoa beans are produced around the world with West Africa accounting for approximately 65% of the world's crop. Cocoa beans are not uniform, and the various grades and varieties reflect the diverse agricultural practices and natural conditions found in the many growing areas. The Company grows its own beans in the State of Hawaii which, under certain circumstances, could become scarce or unavailable and purchases beans from independent growers whose products can reflect the lack of uniformity in the world's crop. No single source represents more than 10% of the Company's raw material purchases. The purchases of organic and/or naturally grown varietal cocoa beans from a numerous source of independent growers of other origins are available and are used in the Company's non-vintage products. The availability of these beans is not a limiting factor on Company sales. For its organically grown products the Company follows the standards of the State of California. The Company continues to endeavor to expand its cocoa growing activities to increase its capacity to develop new varieties, new products and to develop a more efficient and cost effective basis for sale of its products. This activity is subject to factors which could cause results to be adversely effected including, but not limited


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to: changes in the chocolate, confectionery and grocery business environment, including actions of competitors and changes in consumer preferences; changes in governmental laws and regulations; market demand for new and existing products; the availability and pricing of raw materials and weather or other environmental problems, including diseases that could adversely effect the cultivation and availability of cocoa or coffee beans used in the Company's organically grown products. Such factors could cause a drain on the capital of the Company and could adversely effect its future expansion and/or business operations.

     The table below sets forth the average annual cocoa prices as well as the highest and lowest monthly averages for the calendar years indicated. The prices are the monthly average of the quotations at noon of the three active futures trading contracts closest to maturity on the New York Coffee, Sugar and Cocoa Exchange. Because of the premiums paid for its flavor beans these average futures contract prices are not necessarily indicative of the Company's cost of cocoa beans or cocoa products.

                        Cocoa Futures Contract Prices*
                             (Cents per Pound)
                        ------------------------------
                        1996         1997         1998
                        ----         ----         ----
Annual Average 62.1     62.1         70.0         72.7
High                    64.4         77.2         78.3
Low                     57.4         59.1         65.5

*Source: International Cocoa Organization Quarterly Bulletin of Cocoa
Statistics.

     The price of sugar, the Company's second most important commodity for its chocolate production is subject to price supports under the Federal Agricultural and Improvement Reform Act of 1996. Due to import quotas and duties imposed to support the price of sugar established by that legislation, sugar prices paid by United States users are currently substantially higher than prices on the world sugar market. The average wholesale list price of refined sugar has remained relatively stable in the range of $.28 to $.35 per pound for the past ten years.

     The Company uses a variety of suppliers to roast, grind and finish its cocoa beans into chocolate based on the Company's proprietary formulas. If, any of these suppliers should become unavailable, the Company believes there are numerous companies that could provide these services without any adverse business impact on the Company's operations.


Dependence upon a single customer; or a few customers

     As of November 30, 1999, 39% of the Company's net sales were derived from food service sales to three customers (17%, 12%, and 10%).

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

     The Company has a license agreement for the sale of its products through kiosks in the Midwest states of Missouri, Illinois, Wisconsin, and Michigan with Hobson Global Marketing. The Company's rights under this agreement are extendible on a long-term basis at the Company's option, which obligates the licensee to maintain a minimum inventory level. The license is subject to a minimum sales requirement for 1999. The Corporation owns various unregistered trademarks and service marks, which are of material importance to the Company's business and which are in the process of being registered Federally and at the state level where it is appropriate.


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     The following trademarks are registered with the State of Hawaii: Hawaiian
Vintage Chocolate, Hot Lava Chocolate, Kona Chocolate, Lava Chocolate, White Lava Chocolate, Golden Hawaiian Chocolate, Golden Hawaiian Cocoa, Hawaii Cocoa Estates, Hawaii Estate Grown, Hawaiian Vintage Estates, Island Cocoa, Little bits of Aloha, Tropical cocoa, Unforgettable Hawaiian Chocolate, Snows of Mauna Kea, Hodge's Estate, Keaau, Estate, Keaau Cocoa Plantation, Keaau chocolate, Kona Estate.

     The costs associated with the development of these trademarks and names such as registration fees and legal fees are expensed as incurred.

Regulation

     The Company's and its suppliers' production facilities are subject to inspection by the Foods and Drug Administration and various other governmental agencies, and its products must comply with regulations under the Federal Food, Drug and Cosmetic Act and various comparable state statues regulating the manufacturing and marketing of food products. A finding of a failure to comply with one or more regulations could result in the imposition of sanctions. The Company's product labeling is subject to and complies with the Nutrition Labeling and Education Act of 1990. The Company believes it is operating in compliance with all applicable laws and regulations.

Environmental Considerations

     The Company grows its product organically and is in compliance with environmental laws and regulations. Accordingly, the costs and effects of compliance with environmental laws (federal, state and local) has not been material to the Company's operations.

Research and Development

     Despite the fact that there can be no assurance that the Company can successfully produce new products, nor that such products will be profitable, the Company will be required to continue to spend substantial sums on research and development in the foreseeable future in order to enhance its existing genetics, products, and to develop new products. New technology developed, or products introduced by other entities could adversely affect the marketability of the Company's products. Consequently, the Company is compelled to continue development of new technologies and the implementation of new technologies in order to remain competitive. In Fiscal 1998 the Company spent $21,000 in product development and in 1999 the Company has spent $125,000 on Company-related research and development.

Employees

     As of November 30, 1999, the Company employed 17 full time workers of whom 5 were in corporate administration, 2 in sales and marketing, 3 in fieldwork and 7 in its retail location. The Company also hires a varying number of part-time seasonal workers for work in its fields.



ITEM II. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     This discussion should be read in conjunction with the audited and unaudited financial statements and the related Notes to the Company's Financial Statements included elsewhere in this registration statement. The Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements that involve risks and uncertainties. Readers are cautioned not to place undue reliance on the forward-looking statements in this registration statement.


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Results of Operations --- 1997

     Fiscal 1997 compared to Fiscal 1996

"Net Sales." Net sales increased 12% to $136,000 in 1997 from $122,000 in 1996. The increase was the result of additional test marketing efforts.

"Other Income." During 1996 and 1997, the Company received grant income from the Federal Government through its Rural Economic Development Assistance program. This income increased to $69,000 from $52,000 in 1996. This program was designed to attract agricultural companies to find alternative uses for demised Hawaiian sugar cane land. The company used this money to offset expenses incurred in the development of its plantings in Hawaii.

"Cost of sales" Cost of sales in 1997 decreased to $45,000 from $51,000 in 1996 because of a decrease in packaging costs. These costs include raw materials, processing and packaging costs.

"Gross Profit." As a result of the increase in net sales, the gross profit for 1997 increased to $90,000 from $70,000 in 1996. The Company's gross profit margin increased by 16% from 1996 primarily due to test market sales increase and cost reduction.

"Selling and Marketing Expenses." Selling and marketing expenses for 1997 increased 38% to $ 122,000 from $88,000 in 1996 and as a percentage of net sales it increased to 89% from 72%. The increase in selling and marketing expenses primarily was due to an increase in sales payroll and brochure cost.

"General and Administrative expenses." General and administrative expenses for 1997 increased by 25% to $217,000 from $174,000 in 1996 and increased as a percentage of sales to 159% from 142%. The primary reason for the increase of the general and administrative expenses was the increase in professional fees as part of the Company's merger with AGI and subsequent public listing on the OTC Bulletin Board.

"Operating Income." Operating loss for 1997 increased to $264,000 from $196,000 in 1996 and the loss increased as a percentage of sales to 193% from 160% in 1996. The increase in the operating loss was due to the Company's increase in marketing and sales expenses and the increase in accounting/audit and professional fees as a result of the Company's preparation for its public listing on the OTC Bulletin Board and its merger with AGI.

"Income Taxes." The Company has a net loss for the year therefore incurring no income tax liability.

"Interest Expense." Interest expense for 1997 decreased to $88,000 from $108,000 in 1996 primarily due to the Company's redemption of two of its convertible debentures.

"Net Income (loss)." Net loss for 1997 increased to $271,000 from $244,000 in 1996 however the loss decreased as percentage of sales remained unchanged at 199%. This increase of the net loss by the Company was due primarily to increased expenditures in marketing and sales and the increase in accounting/audit and professional fees paid as a result of the Company's preparation for its public listing on the OTC Bulletin Board and its merger with AGI.

Results of Operations --- 1998

     Fiscal 1998 compared to Fiscal 1997

"Net Sales." Net sales increased 45% to $197,000 from $136,000 in 1997. The increase was primarily attributable to the increase in the Company's retail


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test marketing sales including Internet sales. This increase in sales volume reflects the Company's 1998 opening of its Internet site and a test market for its chocolate products at retail in Hawaii and on the West Coast.

"Other Income." During 1997 and 1998, the Company received grant income from the Federal Government through its Rural Economic Development Assistance program. This income decreased to $6,000 from $69,000 in 1997. This program was designed to attract agricultural companies to find alternative uses for demised Hawaiian sugar cane land. The Company used this money to offset expenses incurred in the development of its cocoa tree plantings in Hawaii. The Company believes this grant income to be a one-time occurrence.

"Cost of sales" Cost of sales in 1998 increased to $47,429 from $45,986 in 1997 because an increase in net sales. These costs include raw materials, processing and packaging costs.

"Gross Profit." As a result of the Company's increase in net sales, gross profit for 1998 increased 65% to $149,000 from $90,000 in 1997. The Company's gross profit margin was up 10% from 1997 primarily due to the higher per unit price of the Company's product at retail vs. food service.

"Selling and Marketing Expenses." Selling and marketing expenses for 1998 increased 48% to $181,000 from $122,000 in 1997 and as a percentage of net sales it increased to 92% from 90%. The increase in selling and marketing expenses primarily was due to an increase in advertising expenses, distributor support programs, and retail test market introductions. This increase was partially offset by a decrease in promotional expenses.

"General and Administrative expenses." General and administrative expenses for 1998 increased by 102% to $439,000 from $217,000 in 1997 and increased as a percentage of sales to 223% from 160%. The primary reason for the increase of the general and administrative expenses is the increased staffing by the Company as part of its conversion from a development company to an operating company.

"Operating Income." Operating losses for 1998 increased 98% to $523,000 from $264,000 in 1997 and the loss increased as a percentage of sales to 265% from 194% in 1997. The increase in the dollar amount of the operating loss was due to the additional staffing by the Company and the increased selling and marketing expenses incurred by the Company as part of its conversion into an operating company.

"Income Taxes." The Company has a net loss for the year therefore incurring no tax liability.

"Interest Expense." Interest expense for 1998 decreased 83% to $15,000 from $88,000 in 1997 primarily due to the conversion of debentures to equity at the time of the Company's public listing in December of 1997 of its common stock on the OTC Bulletin Board.

"Net Income." Net losses for 1998 increased 88% to $510,000 from $271,000 in 1997 and the loss increased as percentage of sales to 259% from 177%. This increase in the dollar losses is due to the factors discussed above under "operating income".

"Cash and cash equivalent" The ending cash balance as of 1998 was a negative $7000 compared to $10,000 in 1997. This decrease was due to the rapid growth of the Company.

"Accounts Receivable" Accounts receivable decreased from $137,000 at the end of 1997 to $42,000 as of December 31, 1998. This decrease was due to grant income booked in 1997, which was received in 1998, plus additional allowances for bad debt.


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"Inventory" As a result of a growth in sales, the Company increased its inventory level from $3,000 in 1997 to $21,475 as of December 31, 1998.

 "Capitalized Planting Costs" To build up its long-term production capacity, the Company invested $200,105 more in field planting in 1998. Accordingly, capitalized planting costs increased from $43,256 to $243,361.

Results of Operations - Nine Months Ending September 30, 1999

"Net Sales." Net sales for the nine months ending September 30, 1999 increased 71% to $280,000 from $164,000 during the same period of 1998. These increases were attributable to increases in the Company's retail sales, Internet sales and ingredient sales. This increase in sales volume reflects the fact that 1999 was the Company's first partial year of functioning as an operating company. The opening of retail accounts in the Northeast, the hiring of brokers and distributors to represent the products in grocery and health food accounts, the increase of Internet sales, as well as the direct ingredient sales have all contributed to the increased revenues.

"Cost of sales" Cost of sales for the first nine months of 1999 increased to $115,554 from $32,820 in the same period of 1998. This was due to increased net sales and the corresponding increase in cost of sales. These costs include raw materials, processing and packaging costs.

"Gross Profit." As a result of the Company's increase in net sales, gross profit for the nine months of 1999 increased 25% to $164,000 from $131,000 during the same period in 1998. The Company's gross profit margin of 59% was down 21% from 1998 primarily due to the increase in packaging and inventory costs for the retail sales of the Company's chocolate products.

"Selling and Marketing Expenses." Selling and marketing expenses for the nine months of 1999 increased 65% to $235,000 from $142,000 during the same period in 1998 with the percentage of net sales down 2.8% from 86% in 1998. The increase in selling and marketing expenses primarily was due to an increase in advertising expenses, distributor support programs, the cost of sales personnel hired to expand the retail market, the cost of retail test market introductions, and the cost of promotions to encourage the use of the product as a co-branded ingredient.

"General and Administrative Expenses." General and administrative expenses for the first nine months of 1999 increased by 43% to $447,000 from $312,000 during the same period in 1998 and decreased as a percentage of sales to 160% from 190%. The primary reason for the increase of the general and administrative expenses is the increased staffing by the Company to support the Company's national sales effort.

"Operating Income." Operating losses for the first nine months of 1999 increased 53% to $549,000 from $358,000 during the same period in 1998 and decreased as a percentage of sales to 196% from 218% during the similar period in 1998. The percentage decrease was due primarily to the increased revenues of the Company from its retail efforts while the dollar increase was due to increased selling, marketing and administrative costs.

"Income Taxes." The Company anticipates a net loss for fiscal 1999 therefore incurring no tax liability. The company expects its net operating loss carry forwards to offset any tax liabilities in the year 2000.

"Interest Expense." Interest expense for the first nine months of 1999 remained constant at $10,000 compared to the similar period in 1998.

"Net Income." Net losses for the first nine months of 1999 increased by 60% to $535,000 from $334,000 in 1998 and decreased as percentage of sales to 191% from 204%. This improvement in the net income of the Company as a percentage of sales was due primarily to its expanding sales revenue and the increase in the dollar amount of the net loss was due to the increase staffing both at the sales level and the administrative level to support the national sales effort and the trade promotions necessary to build sales.

"Cash and cash equivalent" The Company increased its cash flow position to $72,000 by September 30, 1999 compared to a negative $7,000 for the same period of 1998. This was a result of equity financing as well as increased sales in the first nine months of 1999.

"Accounts Receivable" Accounts receivable increased to $133,000 by September 30, 1999 compared to $42,000 for the same period of 1998. This was caused by the growth in national sales.

"Inventory" As a result of the growth in sales, inventory increased to $194,000 at September 30, 1999 compared to $21,000 for the same period in 1998.

"Capitalized Planting Costs" To strengthen its production capacity the Company continued to invest in field planting. Capitalized Planting Costs increased to $317,132 as of September 30, 1999 from $243,361 for the same period in 1998.

Seasonality and Stores Openings

     The Company's business is seasonal and its quarterly results of operations reflect seasonal trends resulting from increased demand for the Company's chocolate products during the Christmas and Valentine's Day seasons. The Company has experienced quarterly fluctuations in sales volume and operating results when compared to previous years due to a number of factors, including the timing of trade promotions, advertising and consumer promotional expenditures. The Company, as is common in the chocolate industry, offers trade promotions for limited time periods on specific items in order to provide incentives for the purchase and promotion of products. The impact on chocolate sales from period to period due to the timing and extent of such trade promotions can be significant. In addition, the Company believes that quarterly results will be affected by the timing of new store openings; therefore results for any quarter are not necessarily indicative of results that may be achieved in other quarters or for a full fiscal year.


Liquidity and Capital Resources

     As of September 30, 1999, working capital was $293,000 compared with ($245,000) as of September 30, 1998. This increase is primarily due to the private sale of the Company's common stock in 1999. Cash and cash equivalent balances increased from ($21,000) on September 30, 1998 to $72,000 on September 30, 1999 as a result of cash flows in excess of operating and financing costs. The Company's current ratio was 2.50 on September 30, 1999 as compared to 0.40 on September 30, 1998. The Company has no long-term debt.

The operations of the Company historically have been funded with a combination of internally generated funds and external private sales of equity. Purchases of inventory, marketing expenditures and support of account receivable have been, and are expected to remain, the Company's principal recurring uses of funds for the foreseeable future. The Company's other principal use of funds in the future will be the development of new products, the possible acquisition of brands, product lines or other business activities, the development of corporate stores and increased staffing costs. The Company has incurred significant operating loss from its operations through September 30, 1999. The Company's working capital requirements have been and will continue to be significant. The Company expects its primary sources of financing for its future business activities will be funds from operations and the additional sale of common stock. The Company currently believes that funds from operations and the possible sale of equity are likely to be sufficient to meet operating and capital requirements unless a significant acquisition or store expansion is made during fiscal 2000 beyond the projected new store expansion described in this registration statement. The Company cautions, however, that there is no assurance that these assumptions will prove to be accurate.

2000 Outlook

     The Company anticipates as its products move through the distribution channels planned for 2000 that its gross margins will drop due to pricing pressures. The Company's forecasts call for gross profit margins of approximately 75% in 2000.

     The Company opened a prototype retail store in late September of 1999 that will serve as the model for corporate expansion of Company owned stores in 2000. The Company's retail expansion plans project five new corporate stores for 2000. Based on the results of the new operations further expansion plans will be considered in 2001. The Company plans to continue its retail rollout of product by expanding its sales representation to the Midwest, South and Northwest in the year 2000 and by expanding its food service distribution. The Company believes that this trend of increased sales will continue through fiscal 2000. The Company has announced its intentions of entering into a build-to-suit visitor center/chocolate factory in Hawaii and anticipates completing the negotiations with land owners/developers by the end of the third quarter of 2000. Operations are projected to commence within nine months from the date of the contract. The Company anticipates that the developer will provide the funding for this project.

     The Company believes that in 2000 the revenue increases will offset the increased cost of personnel, promotions and advertising bringing the percentage down in relation to total sales. The Company believes the trend of decreasing administrative cost, as a percentage of sales will continue as a result of increasing sales in the year 2000. However, administrative cost will continue to increase to support the Company's expanded sales activities.

     The Company believes that the impact of its expansion into the retail market including the possibility of retail stores, corporate owned, and its increased distribution in food service will cause the Company to have a positive improvement in its operating income for the year 2000

The Year 2000 Matters

     The Company recognizes that the arrival of the year 2000 poses a unique worldwide challenge to the ability of systems to recognize the date change from December 31, 1999 to January 1, 2000. The year 2000 issue could result, at the Company and elsewhere, in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. The Company has assessed its computer and business processes and has upgraded its computer applications to provide for their continued functionality. To date the Company has not incurred any material year 2000 problems.

     The Company's operations are dependent on the year 2000 readiness of third parties who do business with the Company. In particular, the Company's information technology systems interact with commercial electronic transaction processing systems to handle customer credit card purchases and other point of sale transactions, and the Company is also dependent on third-party suppliers of such infra structure elements as telephone services, electric power, water, and banking facilities. The Company has contacted it relevant third parties. Although the Company has not been put on notice that any known third party problem will not be resolved, the Company has limited information and no assurance of additional information concerning the year 2000 readiness of third parties. The resulting risks to the Company's business are very difficult to assess.

The Company believes that, with the modifications it has made to its operating systems the year 2000 issue is not reasonably likely to pose significant operational problems for the Company's information technology systems.

ITEM 3. PROPERTIES

     The Company occupies office space for its executive offices of 1500 square feet for $1.25 per sq. ft on a six-month renewable lease in downtown Honolulu, Hawaii that it will continue to lease until it builds permanent facilities. The Company leases 134 acres of land on the Big Island of Hawaii for the growing and cultivation of its cocoa beans that is on a six-year agreement that is planned to be converted into a 26 year term lease at $250.00 per acre/year. A factory site in Hawaii of 1 acre and up to an additional 1000 farm acres is planned to be leased or purchased in 2000/2001.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table and notes thereto set forth information regarding beneficial ownership as of December 31, 1999 of the Company's outstanding common stock by any person who is known to the Company to be the beneficial owner of 5% or more of the Company's common stock.

Name and Address           Class of       Amount and Nature             Percent
Of Beneficial Owner        of Security    of Beneficial Owner (1)(2)    of Class (2)
-------------------        -----------    --------------------------    ------------
James Walsh                Common                4,689,500(3)           53.17%(3)
615 Elepaio Street
Honolulu, HI 96816

DLS Financial Services     Common                1,143,318(4)           12.60%(4)
519 Interstate 30
Suite 243
Rockwall, TX 75087

(1) To the best knowledge of the Company, all shares are held of record with sole voting and investment power. All calculations, unless otherwise noted, are based on 8,568,471 shares of common stock outstanding as of December 31, 1999.

(2) Under Rule 13-d of the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which shares may be acquired in the next 60 days are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights but not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Total includes 5000 shares owned solely by Mr. Walsh, 4,434,500 shares owned by WF Trust, an irrevocable trust of which Mr. Walsh is acting as sole trustee on behalf of his family as beneficiaries, and 250,000 options currently exercisable by Mr. Walsh at $2.00 per share. The calculation of percent ownership includes the addition of the options to the total number of shares outstanding, as if they were exercised.

(4) Total includes 643,318 shares owned by DLS Financial Services and 100,000 Class A Warrants exercisable at $2.50 per share, 200,000 Class B Warrants exercisable at $4.00 per share, and 200,000 Class C Warrants exercisable at $6.00 per share. The warrants have been added to the shares outstanding for the purpose of computing the percentage ownership as if the warrants have been exercised.

     The following table and notes thereto set forth certain information regarding beneficial ownership as of December 31, 1999 of the Company's outstanding common stock held by each director and executive officers of the Company and by executive officers and directors of the Company as a group.

Name and Address             Class of       Amount and Nature           Percent
Of Beneficial Owner          of Security    of Beneficial Owner (1)(2)  of Class (2)
-------------------          ------------   --------------------------  ------------
Barry Zwick                  Common                 342,501(3)           3.99%
925 De La Vina Street
Suite 102
Santa Barbara, CA 93101

Tyrie Jenkins                Common                 80,066               0.93%
1060 Young Street
Suite 216
Honolulu, HI  96814


Shep Gordon                  Common                 48,500               0.56%
3274 S. Kihei Road
Kihei, HI  96753

James Walsh                  Common                 4,689,500(4)        53.17%
615 Elepaio Street
Honolulu, HI 96816

Charles Cheng                Common                 0                    0
330 Saratoga Drive
Honolulu, HI  96830

Honolulu, HI
Kristine Simonds             Common                 10000                0.11%
3212 Loulu
Honolulu, HI  96822

Executive Officers and       Common                 5,170,567(5)        58.63%
Directors As a Group
Consisting of 5 Persons

        (1) Except as otherwise noted, to the best knowledge of the Company, all shares are held of record with sole voting and investment power. All calculations, unless otherwise noted, are based on 8,568,471 shares of common stock outstanding as of December 31, 1999.

        (2) Under Rule 13-d of the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which shares may be acquired in the next 60 days are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights but not deemed outstanding for the purpose of computing the percentage for such other persons.

        (3) Total includes 5000 shares owned solely by Mr. Zwick, 233,334 shares owned by Zwick Financial Corp. Profit Sharing Plan, of which Mr. Zwick is sole trustee and 91% beneficiary, 79,167 shares owned by

            Zwick Financial Corporation, and the following amount owned by Mr. Zwick's minor children: 25,000 shares.

        (4) Total includes 5000 Common Shares owned solely by Mr. Walsh, 4,434,500 Common Shares owned by WF Trust, an irrevocable trust of which Mr. Walsh is acting as sole trustee act on behalf of his family as beneficiaries and 250,000 options currently exercisable by Mr. Walsh at $2.00 per share. The calculation of percent ownership includes the addition of the options to the total number of shares outstanding, as if they were exercised.

        (5) Total includes Mr. Walsh's 250,000 options exercisable at $2.00 per share as if they were exercised and added to the total number of shares outstanding as referenced in footnote (4).

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following list identifies the Company's directors and executive officers, Directors are elected annually at the Company's annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

Directors and Executive Officers:

        Director:                   Tyrie Jenkins, 45

        Director:                   Shep Gordon, 55

        Director:                   Barry Zwick, 65

        Director, Chairman, CEO:    James Walsh, 48

        CFO and Vice President:     Charles Cheng, 43

        Secretary of the Company:   Kristine Simonds, 32

       Dr. Tyrie Jenkins, 45 has a BS degree from Mount Holyoke College and a MD from Jefferson Medical School. Dr. Jenkins has been the Medical Director of Laser Eye Institute of Hawaii since 1994. She has served on the Board of Directors since September of 1997.

       Shep Gordon, 55 is the founder and has served as the Chairman and CEO of Alive Enterprises, Inc., an entertainment and culinary management company, since 1980. Mr. Gordon has over 30 years of experience in the entertainment and culinary industries. Mr. Gordon has served as a member of the Board of Directors since September of 1997.

       Barry Zwick, 65 has a BS degree from the U.S. Military Academy at West Point and has an MBA from the University of Southern California. Mr. Zwick has over 25 years experience in the securities business. Mr. Zwick has been a member of the Midwest Stock Exchange and the Chicago Board of trade. Since 1989 he has been a private investor. Prior to this period Mr. Zwick was a Managing Director of Ladenburg, Thalman & Co., Inc. He has been a member of the Board of Directors since September of 1997.

       James Walsh, 48 founded Hawaiian Vintage Chocolate in 1993. He has served as CEO and Chairman of the Board since the inception of the Company. From 1986 - 1992 Mr. Walsh was the managing partner of a cocoa research joint venture with Amfac Sugar and Hershey Foods. Prior to that Mr. Walsh owned and operated CI, Inc., a full service communication conglomerate that included an advertising company, three printing firms, an merchandise and travel incentive company and a computer service firm in Chicago. Mr. Walsh also serves as a Director for Dallas Gold and Silver Exchange, Inc., a NASDAQ listed corporation.

       Mr. Cheng joined the Company as Chief Financial Officer in September 1999. Prior the joining the Company, Mr. Cheng was the Executive Vice-President of UniChinal, Inc., a private firm providing international financing, investment consulting, and business services from 1996 through 1999. From 1991 to 1996, he served as Chief Accountant and Comptroller of Marc Hotels and Resorts, Inc. - Hawaii's third largest condominium hotel management company. Mr. Cheng received a MBA degree from Chaminade University of Honolulu.

       Ms. Simonds has been the Secretary of the Company and Director of Operations since 1997. For the past year she has split her time between the development of the Company's operations and it's Internet presence. For the preceding three years she was employed as a web designer and developer by a private engineering firm. Ms. Simonds has a Bachelor's Degree in Fine Arts from the University of Hawaii.

Significant Employees

       Anthony Roth, 34 has been retained by the Company since May of 1999 to develop and implement the Company's stated sales and marketing plan. For three years prior to that period he was employed by Naturade, Inc. ("Naturade"), a manufacturer of health and nutrition products, as their Vice President of Sales and Marketing. Naturade's common stock is registered under section 12(g) of the Exchange Act and is traded on the OTC Bulletin Board. Mr. Roth was President of Performance Nutrition, Inc., a nutracuetical company for two years prior to his employment at Naturade. Mr. Roth has a Bachelor's Degree in Agricultural Economics from the University of Illinois.

       Stuart Hersch, 54 has acted in the capacity of advisor to the Chairman. His responsibilities include assisting in strategic development, acquisitions, and corporate development. Mr. Hersch is Chairman and CEO of aka.com, a web portal site he developed in 1999. His prior work experience includes executive positions as Vice President of Universal Records from 1996 through 1999, Executive Vice President of Time-Warner from 1993 through 1996 and CEO of King World from 1988 through 1993.


ITEM 6. EXECUTIVE COMPENSATION

Executive Officers

On September 1, 1997, the Company entered into a seven-year employment contract with James Walsh, its founder and Chief Executive Officer. This agreement was amended on September 24, 1997 providing for, among other things, a base salary of $175,000, annual bonuses to be determined by the Board of Directors, contractual stock rights to match any additional purchases by third parties of the Company's Common Stock at seventy-five percent (75%) of the offering price, and $5000 per year for costs and expenses for professional, legal and/or accounting services. It also provides a schedule for Mr. Walsh to annually receive options for the purchase of 125,000 shares of the Company's Common Stock starting in 1997 at $2.00 per share. To date because of the financial operations of the Company, Mr. Walsh has not drawn any salary or bonuses from the Company and has forgiven the Company of its obligation. In fiscal 1997 and 1998, Mr. Walsh was granted options for the purchase of 125,000 shares of the Company's common stock at an exercise price of $2.00 per share. He has taken advances as described in Note 5 of the Financial Statements of the Company included in this Registration Statement which are scheduled to be liquidated over a five year period starting in fiscal 2000.

        No other executive officer of the Company has an annual salary and bonuses in excess of $100,000.

Directors:

     Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings. Starting in 1999, Board members receive 5000 shares of common stock annually for their services.

Employment Contracts, Termination of Employment and Change-in -Control
Arrangements:

     Other than the employment contract of Mr. Walsh as referenced above in the description of executive compensation, the Company has no other such contracts.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has a contractual agreement with its director, Shep Gordon, for the promotion of its chocolate products among the celebrity chefs represented by or known by Mr. Gordon or his firm, Alive Events. He receives an annual grant of stock that varies depending on the level of sales to these chefs. Since the inception of the Company he has received 20,040 shares of common stock under this agreement.

Shares Issued to Corporate Directors

     The Company has raised money through the sale of its securities to persons who had a pre-existing business relationship with the Company and who were or subsequently became directors of the Company. Mr. Zwick has participated in these offerings through his purchase of 233,334, 66,667, and 25,000 restricted shares of common stock at $.75, $.75, and $.50 per share respectively. Dr. Jenkins purchased three debentures issued by the Company in 1996 and 1997 respectively for $25,000 each which were converted into 55,066 restricted shares of common stock at the time of the Company's initial public listing of its common stock on the OTC Bulletin Board. In 1998, Dr. Jenkins also subscribed and purchased 20,000 restricted shares of the Company's common stock at $1.00 per share. Mr. Gordon purchased one debenture issued by the Company in 1993 for $25,000 which he converted into 30,107 restricted shares of common stock at the time of the Company's initial public listing of it common stock on the OTC Bulletin Board. All of these securities were sold and issued for investment purposes in a "private transaction" exempt under section 4(2) of the Securities Act of 1933 as amended (the "Act"). These securities have been treated by the Company as "restricted securities" as defined in Rule 144 under the Securities Act of 1933, as amended. These securities may not be offered for public sale except under Rule 144, or otherwise pursuant to said Act.


ITEM 8. DESCRIPTION OF SECURITIES

The Company's Amended Articles of Incorporation currently provide that the Company is authorized to issue 20,000,000 shares of common stock, par value

 .001. As of December 31, 1999, 8,568,471 shares of common stock were issued and outstanding.

COMMON STOCK

All shares of common stock have equal voting rights and, when validly issued and outstanding; are entitled to one vote per share in all matters to be voted upon by shareholders. Cumulative voting is permitted with respect to the election of the Directors. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully- paid and non-assessable shares. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's common stock issued and outstanding are fully paid and non-assessable. Holders of the common stock are entitled to share pro rata in the dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available therefor.

                                     PART II

ITEM 1. MARKET PRICE FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     The Company's common stock trades on the OTC Bulletin Board under the symbol "HWVI". The following table sets forth for the period indicated, the per share high and low bid quotations for the common stock as reported by the Over The Counter Market Report. The bid quotations are inter-dealer bid prices and do not include mark-ups, mark-downs, or commissions. The number of record holders of the Company's common stock at December 31, 1999 was 121. The company has not declared any dividends with respect to its common stock. The Company intends to retain all earnings to finance future growth; accordingly, it is not anticipated that cash dividends will be paid to holders of the common stock in the foreseeable future.

High and low stock prices for the last two years were:

                          1999                 1998               1997
                    ----------------      -------------       -----------
                    High         Low      High      Low       High    Low
                    ------     ------     -----     -------   ----    ------
First Quarter      3 3/8       1          3 3/8     1 1/4       -      -

Second Quarter     1 15/16     1 3/32     3 7/8     1 3/4       -      -

Third Quarter      2 3/8       1 1/4      3 1/4     1 27/32     -      -

Fourth Quarter     1 3/4       1          2 3/8     1 13/16     2      1 1/2

     On December 31, 1999 the representative bid for the Company's common stock, as reported by the OTC Bulletin Board was 1 3/4.

     The company's transfer agent is Registrar and Transfer Company, 311 Cox Street, Roselle, NJ 07203.


ITEM 2. LEGAL PROCEEDINGS

     The Company has no material pending legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The company's principal accountant is Hollander, Lumer & Co., LLP of Los Angeles, California. The firm's report for the period from January 1, 1997 through December 31, 1998 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The Company has issued and sold the following unregistered shares of its common stock during the last three years. No underwriters were used in the sale of any of the Company's securities.

     (a) Convertible Debentures

     The Company has three convertible debentures due September 15, 2000, one of which was issued in 1996 and two were issued in 1994. These debentures were issued to persons with a pre-existing business relationship with the Company who acquired the debentures for investment purposes only. The Company designated these debentures in an aggregate principal amount of $25,000 at an interest rate of 13%. The Holder of the debenture is entitled, at his option, any time until maturity to convert the debenture including interest due into shares of common stock of the Company at a conversion rate of two dollars worth of stock for every one dollar of value of the debenture at the time of conversion. The conversion price will be the average of the bid and the ask price of the Company's stock for the last 30 days prior to the date of the notice of conversion. If the holder does not convert his debenture by the maturity date, the Company can choose to reissue a new debenture for one year including accrued interest or pay the note in its entirety. These debentures were issued pursuant to Section 4(2) of the Securities Act of 1933.

     (b) Stock Issuance

     1. In connection with its merger with AGI in September of 1997 the Bankruptcy Court approved the plan of reorganization which called for the Company to issue shares of its common stock and warrants to parties in interest in the Bankruptcy proceeding, including creditors of AGI, and original shareholders of the Company. As a result securities of the Company were issued pursuant to Section 1145 of the Bankruptcy Code with the approval of the Bankruptcy Court, as follows: 549,993 shares of common stock to parties in interest issued in consideration for the merger and in settlement of claims against AGI with the shares valued at $.50 per share; three classes of warrants to parties of interest in settlement of claims as follows: 200,000 Class A Warrants at an exercise price of $2.50 per share which expire November 14, 2000 unless extended by action of the Board of Directors; 400,000 Class B Warrants at an exercise price of $4.00 per share which expire on March 14, 2000 unless extended by action of the Board of Directors; and 400,000 Class C Warrants at an exercise price of $6.00 which expire on March 14, 2000 unless extended by action of the Board of Directors, and 5,000,000 shares of common stock to the original shareholders of the Company in exchange for the original securities of the Company issued prior to the merger.

     2. The Company issued in October of 1997, 60,300 restricted shares of common stock to a class of loyal customers and suppliers in appreciation for their past services and support of the Company. These persons were familiar with the Company's operations and acquired the shares for investment purposes only in private transactions exempt pursuant to section 4(2) of the Act. These shares were issued with restrictive legends for consideration valued at $.50 per share.

     3. In September of 1997 and in May 1998, the Company's entire class of convertible debenture holders, other than noted in subparagraph(a) above, consisting of twelve investors who were sophisticated investors with a pre-existing business relationships with the Company, exercised their options to convert their debentures into common stock of the Company. These convertible debentures had been issued for investment purposes only in private transactions exempt pursuant to section 4(2) of the Act. As a result, the Company issued 692,967 shares in September 1997 and 134,828 shares in May 1998 to redeem these debentures. These shares were issued pursuant to the exemption from registration afforded by
Section 4(2) of the Act. As of the date of this registration statement, all of these shares of the Company's common stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, subject to certain limitations included in said Rule.

     4. The following shares of common stock were purchased and issued for investment purposes in "private transaction" exempt pursuant to section 4(2) of the Act and are restricted securities as defined in Rule 144. In each instance these shares were issued with restrictive legends to sophisticated investors who had a pre-existing business relationship with the Company and who were knowledgeable as to the Company's business operations. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act. All shares were sold for cash. The following are the names of the issuees, the number of shares purchased, date purchased and purchase price.

                                       Price Per     Total
Name                                   Share         Shares              Date
----                                   ---------     ------              ----
DLS Financial Services, Inc.            $ 0.75       213,334             10/20/97
Barry Zwick                             $ 0.75       233,334             10/20/97
Jeffery Ross                            $ 0.75        10,000             10/23/97
Jeniffer Ross                           $ 0.75        10,000             10/23/97
David R. McCoy                          $ 0.75         5,000               6/8/98
William H.Oyster                        $ 0.75        10,000               6/8/98
John Benson                             $ 0.75         5,000               6/8/98
Jeffery R. Boyd                         $ 0.75         5,000               6/8/98
Margaret Lindsley                       $ 0.75         5,000               6/8/98
Jeffery Ross                            $ 0.75         3,000               6/8/98
Zwick Financial Corp.                   $ 0.75        66,667               6/8/98
DLS Financial Services, Inc.            $ 0.75        75,000               6/8/98
S.E.Smith                               $ 0.75        40,000               6/8/98
DLS Financial Services, Inc.            $ 0.75        50,000               9/3/98
DLS Financial Services, Inc.            $ 0.50        25,000             10/21/98
S.E. Smith                              $ 0.50        25,000             10/21/98
John Benson                             $ 0.75         5,000              6/23/98
DLS Financial Services, Inc.            $ 0.50        35,000             11/19/98
L.S. Smith                              $ 0.50        60,000             11/19/98
K.E. Zwick                              $ 0.50        12,500             11/19/98
J.B. Zwick                              $ 0.50        12,500             11/19/98
Tyrie Jenkins                           $ 1.00        20,000              1/21/99
Anthony Roth                            $ 1.00        10,000               2/5/99
Scott Dmtrenko                          $ 1.00        10,000              2/12/99
James Desomento                         $1.125       100,000              7/28/99
Alan Johnson                            $1.125       100,000              7/28/99
Michael & Sharon Woodrow                $1.125        10,000               9/8/99
Gary and Joyce Shaw                     $1.125        25,000              9/22/99


     5. Pursuant to an offering Memorandum dated February 10, 1999, the Company accepted subscriptions and issued 693,000 shares of its common stock at prices of $1.125 and $1.25 per share. These shares were issued under Rule 504 of Regulation D and a Form D was filed with the United Sates Securities and

     Exchange Commission with respect to this offering. The following are the names of the issuees, the number of shares purchased, date purchased and purchase price.

                                    Price Per      Total
Name                                Share          Shares       Date
----                                ---------      ------       ----
Mac Allen Culver III                $1.125         20,000       3/26/99
CFO Associates, Inc.                $1.125         10,000       3/26/99
Hobson Global Marketing             $1.125         40,000       3/26/99
George A. Surovik, II               $1.125         40,000       3/26/99
Vincent De Bono, Jr.                $1.125          7,000       3/26/99
Jeffrey M. Everson                  $1.125         40,000       3/26/99
Lafferty Trust                      $1.125        288,000       3/26/99
Joseph M. LaMotta                   $ 1.25         12,000        4/5/99
George Herbert Walker               $ 1.25         40,000        4/5/99
Foundation
Kelley Bergstrom                    $ 1.25         25,000        4/5/99
Citizens Auto Corp                  $ 1.25         35,000        4/5/99
Richard Hurwitz                     $ 1.25         15,000        4/5/99
Gregory Mark                        $ 1.25          5,000        4/5/99
Thomas Rassieur                     $ 1.25         15,000        4/5/99
James Savage                        $ 1.25         35,000        4/5/99
Hagemeister Irvin                   $ 1.25          6,500        4/5/99
Ms.Hagemeister Irvin                $ 1.25          6,500        4/5/99
Melissa Ann Irvin                   $ 1.25          6,500        4/5/99
Thomas Irvin                        $ 1.25          6,500        4/5/99
Hobson Global Marketing             $ 1.25         20,000        4/5/99
Scott Dmtrenko                      $1.250         13,500        4/5/99

     6. In 1997, 1998 and 1999 the Company issued restricted shares of its common stock for services as noted in the following table in private transactions pursuant to section 4(2) of the Act to investors who had pre-existing business relations with the Company and who were familiar with its business operations. In each instance the shareholder acquired the shares for investment purposes and not with a view to distribute them to the public. The following are the names of the shareholders, the number of shares purchased, date purchased, and consideration received by the Company.

                                    Number                                            Dollar
Name                                Of Shares    Date         Consideration           Value$
----                                ---------    ----         -------------           ------
Jim Johnson                           1,000      12/22/97          Promotion           500
Mary Ann Grant                        5,000      12/22/97     Employee award          2500
Sheldon Zane                          5,000      12/22/97          Promotion          2500
Robb Walsh                              250      12/22/97          Promotion           125
Adam Robinson                         2,000      12/22/97          Promotion          1000
Kristine Simonds                      5,000        5/6/98     Employee Award          2500
Pat Lafferty                         19,344        5/6/98       Nursery work          9672
Steve Goss                            2,000        6/8/98          Promotion          1000
Elizabeth Robertson                  10,000        6/8/98          Promotion          5000
DLS Financial Services, Inc.         11,134        6/8/98     Consulting fee          8351
DLS Financial Services, Inc.           2500        9/3/98     Consulting fee          1875

DLS Financial Services, Inc.           2500      10/21/98        Consulting fee         1250
DLS Financial Services, Inc.           6000      11/19/98        Consulting fee         3000
5-Star Nursery                        62500       12/9/98     500,000 seedlings       125000
Barry Zwick                           5,000        3/3/99          Director fee         2500
Shep Gordon                           5,000        3/3/99          Director fee         2500
Jim Walsh                             5,000        3/3/99          Director fee         2500
Tyrie Jenkins                         5,000        3/3/99          Director fee         2500
Marcus Bender                         5,000        3/3/99          Finder's Fee         2500
L.S. Smith                            4,000        3/3/99        Consulting Fee         2000
Starr Tech                            4,000        4/8/99             Promotion         6129
Steve Goss                            2,400        4/8/99             Promotion         3417
John Harmon                           1,300        4/8/99             Promotion         1894
Jack Harmon                           9,334        4/8/99             Promotion        14000
Rusty Robertson                       2,100        4/8/99             Promotion         4043
Jeremy Railton                        6,500        4/8/99             Promotion         8544
Philip Engle                          8,000        4/8/99             Promotion         7478
Anthony Roth                          7,882       5/19/99        Consulting Fee         3941
Kristine Simonds                      5,000       5/19/99        Employee Award         2500
Emeril Lagasse                        7,500       5/19/99             Promotion         3750
Robert Del Grande                     4,300       5/19/99             Promotion         2150
Stephan Pyles                         3,500       5/19/99             Promotion         1750
Shep Gordon                           5,500       5/19/99        Consulting Fee         2750
Anthony Roth                          2,812       7/28/99        Consulting Fee         1406
Eddie & Pattie Sherman               10,000       9/22/99             Promotion         5000
L.S. Smith                           12,000       9/22/99        Consulting Fee         6000

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Bylaws of the Company indemnify and hold harmless any director or officer who was or is threatened to be made party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director or officer of the Company, to the fullest extent of the law as it now exists or may subsequently be amended (but, in case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights).

     Section 415-5 of the Hawaii Business Corporation Act authorizes the indemnification of an officer or director against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. Notwithstanding the preceding, no indemnification is permitted in respect to any claim, issue or matter as to which the person has been adjudged to be liable for negligence or misconduct in the performance of the person's duty to the corporation unless and only to the extent that the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability, but in review of all circumstances of the case, the person is fairly and reasonable entitled to indemnity for such expense as the court deems proper.

     In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers or directors of the Company pursuant to the foregoing, the Company has been informed that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                    HAWAIIAN VINTAGE CHOCOLATE COMPANY, INC.
                          INDEX TO FINANCIAL STATEMENTS




Report of Independent Auditors                                                               F-1

Balance Sheets as of December 31, 1998 and September 30, 1999 (unaudited)                    F-2

Statements of Operations for the years ended December 31, 1997 and 1998
     nine months period ended September 30, 1998 and 1999 (unaudited)                        F-3

Statements of Shareholders' Equity for the years ended December 31, 1997 and 1998
     and nine month period ended September 30, 1999 (unaudited)                              F-4

Statements of Cash Flows for the years ended December 31, 1997 and 1998
     and nine months period ended September 30, 1998 and 1999 (unaudited)                    F-5

Notes to Financial Statements                                                                F-6

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of Hawaiian Vintage Chocolate Company, Inc.


We have audited the accompanying balance sheet of Hawaiian Vintage Chocolate Company, Inc. as of December 31, 1998 and the related statements of operations, shareholders' equity, and cash flows for years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Vintage Chocolate Company, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.




                                            HOLLANDER, LUMER & CO. LLP


Los Angeles, California
October 28, 1999

                    HAWAIIAN VINTAGE CHOCOLATE COMPANY, INC.
                                 BALANCE SHEETS



                                                                December 31,    September 30,
                                                                   1998             1999
                                                                ------------    -------------
                                                                                (Unaudited)
ASSETS

CURRENT ASSETS
       Cash and cash equivalents                                $      --        $    72,282
       Accounts receivable - net of allowance for
            doubtful accounts $30,273 in 1998
            and $39,273 in 1999                                      42,282          133,118
       Common stock subscription receivable                            --             39,375
       Advances                                                        --             22,500
       Inventory                                                     21,475          194,039
       Other current assets                                          10,099           27,638
                                                                -----------      -----------
            TOTAL CURRENT ASSETS                                     73,856          488,952
                                                                -----------      -----------
PROPERTY AND EQUIPMENT                                               36,776          121,053
                                                                -----------      -----------
OTHER ASSETS
       Capitalized planting cost                                    243,361          317,132
                                                                -----------      -----------
            TOTAL OTHER ASSETS                                      243,361          317,132
                                                                -----------      -----------
TOTAL                                                           $   353,993      $   927,137
                                                                ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
       Bank overdraft                                           $     7,731      $      --
       Accounts payable - trade                                     105,452           65,015
       Accrued expenses                                              89,077          125,983
       Notes Payable                                                   --             75,000
       Other payable                                                  4,502            4,502
                                                                -----------      -----------
            TOTAL CURRENT LIABILITIES                               206,762          270,500
                                                                -----------      -----------
LONG TERM LIABILITIES                                                75,000             --
                                                                -----------      -----------
            TOTAL LIABILITIES                                       281,762          270,500
                                                                -----------      -----------
SHAREHOLDERS' EQUITY
       Common stock, $.001 par value; authorized 20,000,000
            Authorized - 20,000,000 shares
            Issued and outstanding - 7,479,843 in 1998 and
            8,568,471 in 1999                                         7,482            8,571
       Additional paid-in capital                                 1,850,052        3,052,965
       Due from officer                                            (355,604)        (439,597)
       Accumulated deficit                                       (1,429,699)      (1,965,302)
                                                                -----------      -----------
            TOTAL SHAREHOLDERS' EQUITY                               72,231          656,637
                                                                -----------      -----------
TOTAL                                                           $   353,993      $   927,137
                                                                ===========      ===========


                 See accompanying Notes to Financial Statements

                    HAWAIIAN VINTAGE CHOCOLATE COMPANY, INC.
                            STATEMENTS OF OPERATIONS



                                                      Years Ended                   Nine Months Ended
                                             -----------------------------     ------------------------------
                                             December 31,     December 31,     September 30,    September 30,
                                                 1997             1998              1998            1999
                                             ------------     ------------     -------------    -------------
                                                                                (Unaudited)       (Unaudited)

Sales - net                                  $   136,519      $   196,993      $   164,266      $   280,013
Cost of sales                                     45,986           47,429           32,820          115,554
                                             -----------      -----------      -----------      -----------
Gross Profit                                      90,533          149,564          131,446          164,459
                                             -----------      -----------      -----------      -----------
Operating expenses
       Sales and marketing                       121,982          180,953          142,002          235,256
       Product development                          --             21,209           21,139           13,408
       General and administrative                217,007          439,683          312,092          447,454
       Depreciation                                5,377           16,456           12,342            9,021
       Bad debt                                   10,326           14,674            2,000            9,000
                                             -----------      -----------      -----------      -----------
            Total operating expenses             354,692          672,975          489,575          714,139
                                             -----------      -----------      -----------      -----------

Loss from operations                            (264,159)        (523,411)        (358,129)        (549,680)

Other income (expense)
       Other income                               69,734            6,010           17,019              250
       Interest income                            11,301           21,945           17,107           24,697
       Interest expense                          (87,981)         (14,949)         (10,165)         (10,870)
                                             -----------      -----------      -----------      -----------
            Total other income (expense)          (6,946)          13,006           23,961           14,077
                                             -----------      -----------      -----------      -----------
Net loss                                     $  (271,105)     $  (510,405)     $  (334,168)     $  (535,603)
                                             ===========      ===========      ===========      ===========
Weighted average shares outstanding            5,667,477        7,051,472        6,960,153        8,050,749
                                             ===========      ===========      ===========      ===========
Basic and diluted net loss per share         $     (0.05)     $     (0.07)     $     (0.05)     $     (0.07)
                                             ===========      ===========      ===========      ===========


                 See accompanying Notes to Financial Statements

                     HAWAIIAN VINTAGE CHOCOLATE COMPANY, INC
                        STATEMENT OF SHAREHOLDERS' EQUITY
                For years ended December 31, 1997, 1998 and nine
                  months ended September 30, 1999 (Unaudited)



                                                 COMMON STOCK                                                         TOTAL
                                           ------------------------    ADDITIONAL         DUE        ACCUMULATED   SHAREHOLDERS
                                            SHARES        AMOUNT     PAID-IN CAPITAL  FROM OFFICER     DEFICIT        EQUITY
                                           ---------   ------------  ---------------  ------------   ------------  -------------
Balance at January 1, 1997                    1,000    $     1,000    $    86,304    $  (226,014)   $  (648,189)   $  (786,899)

Issuance of shares in connection with
  Reorganization Plan
  Cancellation of old HVCC shares            (1,000)        (1,000)         1,000                                            0
  Shares issued to old HVCC
    shareholders                          5,000,000          5,000         (5,000)                                           0
  Shares issued to old AGI
    creditors                               299,993            300           (300)                                           0
  Shares issued for merger
    advisory services                       250,000            250           (250)                                           0

Issuance of shares for debenture
  conversion                                692,967            693        865,515                                      866,208

Issuance of shares for cash
  at $.75 per share                         466,668            467        349,533                                      350,000

Issuance of shares for
  promotional at $.50                        71,550             71         35,704                                       35,775

Additional due from officer                                                             (116,131)                     (116,131)

Net loss in 1997                                                                                       (271,105)      (271,105)
                                          ---------    -----------    -----------    -----------    -----------    -----------
Balance as of December 31, 1997           6,781,178          6,781      1,332,506       (342,145)      (919,294)        77,848
                                          ---------    -----------    -----------    -----------    -----------    -----------

Shares surrendered at $.50 per share        (11,350)           (11)        (5,664)                                      (5,675)

Issuance of shares for debenture
  conversion at $.385 per share             134,828            135         51,774                                       51,909

Issuance of shares in exchange
  of trees at $2.00 per share                62,500             63        124,937                                      125,000

Issuance of shares for cash                 442,667            443        289,067                                      289,510
Issuance of shares for services              22,134             23         14,453                                       14,476
Issuance of share for warrant
  exercised at $2.50 per share                9,542             10         23,845                                       23,855
Issuance of share for promotional
  purposes at $.50 per share                 38,344             38         19,134                                       19,172
Additional due from officer                                                              (13,459)                      (13,459)
Net loss in 1998                                                                                       (510,405)      (510,405)
                                          ---------    -----------    -----------    -----------    -----------    -----------
Balance as of December 31, 1998           7,479,843          7,482      1,850,052       (355,604)    (1,429,699)        72,231
                                          ---------    -----------    -----------    -----------    -----------    -----------
Issuance of shares for cash                 968,000            968      1,114,032                                    1,115,000
Shares surrendered at $.50 per share           (500)            (1)          (249)                                        (250)
Issuance of shares for debt
  settlement at $1.35 per share              33,634             34         45,471                                       45,505
Issuance of shares for
  promotional at $.50                        87,494             88         43,659                                       43,747
Additional due from officer                                                              (83,993)                      (83,993)
Net loss for 9 months period ended
  September 30, 1999                                                                                   (535,603)      (535,603)
                                          ---------    -----------    -----------    -----------    -----------    -----------
Balance as of September 30, 1999          8,568,471    $     8,571    $ 3,052,965    $  (439,597)   $(1,965,302)   $   656,637
                                          =========    ===========    ===========    ===========    ===========    ===========


                 See accompanying Notes to Financial Statements

                    HAWAIIAN VINTAGE CHOCOLATE COMPANY, INC.
                            STATEMENTS OF CASH FLOWS

                                                               Year Ended                      Nine Months Ended
                                                      -----------------------------     -------------------------------
                                                      December 31,     December 31,     September 30,     September 30,
                                                          1997             1998              1998              1999
                                                      ------------     ------------     -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                           $  (271,105)     $  (510,405)     $  (334,168)     $  (535,603)
   Adjustments to reconcile net loss to net
        cash used in operating activities:
        Depreciation                                        5,377           16,456           12,342            9,021
        Shares issued to convert debenture
          interest to equity                              175,836            1,903             --               --
        Shares issued for services                           --             14,476           10,226             --
        Shares issued for promotional                      35,775           13,506           12,497           43,497
   Changes in Assets and Liabilities:
        Accounts receivable                               (84,321)          95,424           68,599          (90,836)
        Advances                                             --               --               --            (22,500)
        Inventory                                           2,544          (18,475)            --           (172,564)
        Other current assets                               (3,334)          (1,223)           3,725          (17,539)
        Bank overdraft                                       --              7,731           21,410           (7,731)
        Accounts payable -trade                            (3,783)          74,374           50,182            5,068
        Accrued expenses                                 (105,250)          52,384           30,424           36,906
        Other payables                                      5,162             (431)            (599)
                                                      -----------          -------          -------        ----------
NET CASH FROM OPERATING ACTIVITIES                       (243,099)        (254,280)        (125,362)        (752,281)
CASH FLOWS FROM INVESTING ACTIVITIES
        Purchase of property and equipment                (40,973)         (14,075)         (25,564)         (93,298)
        Capitalized planting cost                         (60,588)         (42,018)         (42,690)         (73,771)
        Advances to officer                              (116,130)         (13,459)         (45,216)         (83,993)
                                                      -----------          -------          -------        ----------
        NET CASH USED BY INVESTING ACTIVITIES            (217,691)         (69,552)        (113,470)        (251,062)
CASH FLOWS FROM FINANCING ACTIVITIES
        Private sales of common stocks                    350,000          313,365          228,365        1,075,625
        Proceeds from issuance of debentures,
           net of debt repayment                          116,250             --               --               --
                                                      -----------          -------          -------        ----------
        NET CASH PROVIDED FINANCING ACTIVITIES            466,250          313,365          228,365        1,075,625
NET DECREASE IN CASH AND CASH EQUIVALENT                    5,460          (10,467)         (10,467)          72,282
CASH AND CASH EQUIVALENT AT BEGINNING OF THE YEAR           5,007           10,467           10,467             --
CASH AND CASH EQUIVALENT AT END OF THE YEAR           $    10,467      $      --        $      --        $    72,282
                                                      ===========      ===========      ===========      ===========
OTHER CASH INFORMATION
        Interest paid                                 $    23,806      $    10,318      $    14,600      $    10,870
                                                      ===========      ===========      ===========      ===========
NON CASH TRANSACTION
        Shares issued for other than cash             $   901,983      $   210,557      $    78,398      $    89,252
                                                      ===========      ===========      ===========      ===========



                 See accompanying Notes to Financial Statements

                    HAWAIIAN VINTAGE CHOCOLATE COMPANY, INC.
                         NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Business: Hawaiian Vintage Chocolate Company, Inc. (the Company) was formed in July 14, 1993 as a Hawaii corporation to develop unique genetics and grow cocoa beans on the Hawaiian Islands. Beginning 1998, the Company started its transition from a research and development company to an operating company. The principal business of the Company is to continue developing and growing America's only homegrown cocoa beans, and to manufacture and sell aged cold bean chocolate through distributions and its own retail stores.

The Company's Articles of Incorporation have been amended several times; the last amendment was regarding the Company's merger with American Graphics Industries, Inc. On September 30, 1997, Hawaiian Vintage Chocolate Company (Old
HVCC) entered into an Agreement of Merger with American Graphics Industries, Inc. (AGI) pursuant to an Amended Plan of Reorganization filed with and approved by the Bankruptcy Court (the Plan). The Plan provided a merger of AGI into the Company. The management and board of Old HVCC replaced the management and board of AGI. The merged companies continue under the name of Hawaiian Vintage Chocolate Company, Inc. (New HVCC). (See Note 7).

Use of Estimates: The financial statements and related notes have been prepared in conformity with generally accepted accounting principles and include some amounts and disclosures which are estimated based on currently available information and management's judgment of current facts and circumstances. Actual results could differ from those estimates.

Allowance for Bad Debts: Allowance for doubtful accounts is provided on the basis of the evaluation of the collectibilty of the accounts at the end of the year.

Inventories: Inventories, consisting of cocoa beans and chocolate wafers, are stated at the lower of cost or market. Cost is determined based on the weighted average cost method.

Advertising Costs: Advertising expenditures relating to marketing are expensed in the period the advertising initially takes place.

Fair Value of Financial Instruments: The Company's financial instruments consist of cash equivalents, receivables, accounts payable, accrued expenses, notes payable and due to related parties. The fair values of the Company's financial instruments approximate the carrying value of the instruments.

Stock-Based Compensation: Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, under which no compensation cost related to stock options has been recognized as the exercise price of each option at the date of grant was equal to the fair value of the underlying common stock.

Revenue Recognition: Sales are recognized net of trade discounts, when goods are shipped.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using double-declining balance methods based on the estimated useful lives of the assets between 5 to 7 years.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the year.

Capitalized Planting Cost: The cost of cacao tree nursery and field planting, including direct labor and other related expenses are capitalized as incurred. By the year the trees become producing, usually two to three years later, they will then be reclassified as an amortizable asset and will be amortized over 40 years of the trees' useful lives.

Impairment of Long-lived Assets: The Company evaluates the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated future cash flows expected to result from the use of the assets including disposition, is less than the carrying value of the asset.

Share valuation: Shares issued without cash consideration are accounted for based on the fair value of the consideration received or the fair market value of the shares issued, whichever is more reliably measurable.

Basic and Diluted Net Loss per Common Share: The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" which established simplified standards for computing and presenting earnings per share information. Basic EPS is calculated by dividing income available to common stockholders (the "numerator") by the weighted-average number of common shares outstanding (the "denominator") during the period. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt. The computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on EPS.

Income Taxes: The Company utilizes the asset and liability method for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

New Accounting Pronouncement: In April 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position ("SOP") No. 98-5 "Reporting on the Costs of Start-Up Activities." Costs of start-up activities, including organization costs, should be expensed as incurred. This SOP is effective for financial statements for the fiscal year beginning after December 15, 1998.

2. DISCLOSURE OF CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Dependence Upon Key Personnel: The success of the Company is largely dependent on the personal efforts of Mr. Walsh, the President and Chief Executive Officer. Mr. Walsh has entered into an executive employment agreement with the Company that, among other things, precludes Mr. Walsh from competing with the Company for a period of three years following termination of his employment with the Company. The loss of the services of Mr. Walsh would have a material adverse effect on the Company's business and prospects (See Note 7).

Major Customers: The Company sold its product to several major customers. In 1997, 30% of the total net sales were derived from two customers (17% and 13%). In 1998, 34% of the total net sales was derived from one customer. For the nine months ended September 30, 1999, 39% of net sales were derived from three customers (17%, 12% and 10%). As of December 31, 1997 and 1998, 59% of accounts receivable were from three customers (25%, 22% and 12%) and 82% were from one customer, respectively. As of September 30, 1999, 77% of accounts receivable were from three customers (35%, 27%, and 15%).

Dependence on Supplier: Because Hawaiian Vintage Chocolates are produced from unique cocoa beans, the Company is highly dependent on the farmers who grow and harvest these unique cocoa trees. In 1998, the Company started planting its own cocoa trees, but the trees will not be productive for the next two years.

The Year 2000 Matters: The Company's operations are dependent on the year 2000 readiness of third parties who do business with the Company. In particular, the Company's information technology systems interact with commercial electronic transaction processing systems to handle customer credit card purchases and other point of sale transactions, and the Company is also dependent on third-party suppliers of such infrastructure elements as telephone services, electric power, water, and banking facilities. The Company has contacted it relevant third parties. Although the Company has not been put on notice that any known third parties problem will not be resolved, the Company has limited information and no assurance of additional information concerning the year 2000 readiness of third parties. The resulting risks to the Company's business are very difficult to assess. The Company has assessed its computer and business processes and has upgraded its computer applications to provide for their continued functionality. The Company believes that, with the modifications it has made to its operating systems, the year 2000 issues is not reasonably likely to pose significant operational problems for the Company's information technology systems.

3. INVENTORY

As of December 31, 1998 and September 30, 1999 inventories consisted of the following:


                                                                     September 30,
                                                December 31,             1999
                                                    1998             (unaudited)
                                                ------------          ----------
Bulk primary products
Chocolate wafers                                  $19,715             $ 59,032
     Cocoa beans                                    1,760                2,416
     Coffee beans                                      --                3,418

Packaging materials                                                     44,104

Pack and ship materials                                                 30,472

Retail packed primary products
     Retail packed chocolate wafers                                     37,753
     Retail packed coffee beans                                         19,844
                                                  -------             --------
                                                  $21,475             $194,039
                                                  =======             ========

At the end of 1998, the Company's bulk primary products, mainly chocolate wafers and cocoa beans, were located at a vendor in California. In 1999, the Company significantly increased its inventory, mainly in bulk primary products and packaging materials due to the Company's substantial growth in sales and anticipated demand in the moths ahead.

4. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 1998 and September 30, 1999 consisted of the following:


                                      September 30,
                        December 31,      1999
                            1998       (unaudited)
                        ----------     ----------
Automobiles              $ 17,024      $  31,790
Office equipment           11,315         19,712
Office furniture           21,234         24,487
Computer equipment         10,849         16,533
Warehouse equipment          --           25,177
Store furniture              --           36,020
                         --------      ---------
                           60,422        153,719
Less: accumulated
depreciation              (23,646)       (32,666)
                         --------      ---------
                         $ 36,776      $ 121,053


Depreciation expenses charged to operation for the years ended December 31, 1997, 1998 and nine months ended September 30, 1999 (unaudited) were $5,377, $16,456 and $9,021 respectively.

5. RELATED PARTY TRANSACTION

Employment Agreements: The Company is party to a seven-year employment agreement with Mr. Walsh, the President and Chief Executive Officer. Based on the revised agreement entered into as of September 24, 1997 his minimum base salary is $175,000 per annum. As of September 30, 1999 Mr. Walsh has forgiven all prior incurred salary. In recognition of his important role in the Company, he was granted an exclusive preemptive right to acquire a number of common shares or other securities of the Company at 75% of the net purchase price of any such securities offered to any third party. This right extends for a period of five-years from the conclusion of any third party offering. Should any transaction be concluded involving options or warrants or other contingent instruments, he can be granted an equal number of such instruments with an exercise price equal to 75% of the exercise price offered to third-parties and such instruments shall be exercisable at any time during the same term as the third party, in whole or in part, on a cashless basis. Should he elect to purchase shares or exercise options for cash or the equivalent, he is entitled to pay for such purchases in the form of a 10-year term promissory note fully amortized at 6% annual interest.

Stock Option Agreement: On September 28, 1998 the Board of Directors of the Company adopted a stock option agreement. This agreement grants Mr. Walsh nontransferable option to purchase up to 500,000 shares of common stock during the option term at the option price of $2.00 per share. The option term is determined starting from the grant date until 7 years from the date Mr. Walsh ceases to be an employee of the Company. The option becomes exercisable in installments of 25% per year from the grant date through the third anniversary of the grant date. The issuance of the stock will not be registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 and are restricted securities. As of September 1999, none of these options have yet been exercised.

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. The compensation cost of the Company's stock option agreement with Mr. Walsh and other issued stock options have been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share would have been increased by approximately $136,250 or $.02 per share in 1998. The fair value of the options granted during 1998 is estimated to be $1.09 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 67.5%, risk-free rate of 4.25, and an expected life of 3 years. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of the management, the existing models do not necessarily provide a reliable single measure of the fair value of the option.

Due from officer: Interest at 5% is charged at the beginning of each year for the loan balances at the end of the prior year, including accrued interest. Commencing January 1, 2000, the amount outstanding, principal and accrued interest will be repaid in equal annual installments. The entire outstanding balance will be due and payable in full on or before December 31, 2004.


     AS OF             LOAN AMOUNT      INTEREST      BALANCE
------------------     -----------      --------      -------
December 31, 1993       $   7,789              0      $  7,789
December 31, 1994          56,346       $    389        64,524
December 31, 1995          90,678          3,227       158,429
December 31, 1996          59,664          7,921       226,014
December 31, 1997         104,830         11,301       342,145
December 31, 1998          (3,648)        17,107       355,604
September 30, 1999         83,993        439,597

6. SHAREHOLDERS' EQUITY

Merger: On September 30, 1997, Hawaiian Vintage Chocolate Company (Old HVCC) entered into an Agreement of Merger with American Graphics Industries, Inc.
(AGI) pursuant to an Amended Plan of Reorganization filed with the Bankruptcy Court (the Plan). Old HVCC became the continuing accounting entity and all of the Old HVCC's historical accounting was carried forward to the New HVCC. Weighted average number of common shares outstanding and basic and diluted net loss per share have been computed as if shares issued pursuant to the Amended Plan of Reorganization had been outstanding at the beginning of the year, except for the shares issued for merger advisory services were computed from the date of merger.

After consummation of the merger, all shares owned by Old HVCC and AGI shareholders were canceled and New HVCC had the following capital structure:

     -    20,000,000 shares of common stock authorized, with $0.001 par value.

     -    5,000,000 shares of common stock issued to the shareholders of Old
          HVCC.

     - 299,993 shares of common stock, 100,000 Class A Warrants, 200,000 Class B Warrants and 200,000 Class C Warrants were issued to the creditors of AGI.

     - 250,000 shares of common stock, 100,000 Class A Warrants, 200,000 Class B Warrants and 200,000 Class C Warrants were issued to DLS Financial Services, a professional advisor used in connection with the merger.

Debt to equity conversion: The Company had issued unsecured convertible debentures beginning May 1993. At September 1997, 692,967 shares of common stocks were issued to convert $866,208 worth of these debentures into equity, including accrued interest. Additional 134,828 shares were issued for the debenture conversion in 1998. By the end of 1998, a total of 827,795 shares were issued in connection with the conversion of $740,372 worth of debenture principal plus $177,739 of accrued interest.

As of December 31, 1998 and September 30, 1999, the outstanding convertible debentures were as follows:


Debt No.          Issued Date          Principal
---------      ----------------        ---------

965281            May 6, 1996           $ 25,000
965282            May 6, 1996             25,000
119            December 2, 1994           25,000
                                        --------
                   Total                $ 75,000
                                        ========


These debentures carry a 13% annual interest rate with an initial term of 180-days from first issuance. Subsequently these debentures were extended up to September 2000.

Private placements: During 1998, the Company, in private placements, raised $289,510 through the issuance of 442,667 shares for $.50 to $.75 per share. In relation to these private placements, the Company also granted the consultant 22,134 shares for financing services. These shares were valued at $14,476.

Regulation D offering: In February, 1999, the Company commenced an offering pursuant to Rule 504 of Regulation D pursuant to which 693,000 shares were sold at prices of $1.125 and $1.25 per share.

Exercised warrants: During 1998, 9,542 shares of Class Warrants were excised for the purchase of 9,542 shares of common stock at $2.50 per share. As of December 31, 1998, the Company's stock warrants' balance was as follows:


                                                                      WARRANTS
                            ------------------------------------------------------------------------------------
                                  Class A                  Class B                  Class C            Total
                            ------------------        -----------------      -----------------      ------------
Strike Price                       $2.50                    $4.00                    $6.00
Expiration Date             November 14, 2000           March 14, 2000          March 14, 2000
Number Outstanding               190,455                   399,996                   399,994           990,445

Common stock subscription receivable: On September 1998 the Company received subscription for 35,000 shares of common stock among which 25,000 shares were already issued. In October 1999, all funds for stock receivables were collected.

7. GRANT

In 1996 the Company entered into two-year consultant services agreement with the Research Corporation of the University of Hawaii. The Company provides technical assistance to small farmers to accelerate cocoa production in Hawaii. For this service, the Company was compensated for services rendered and costs incurred up to $192,720. All expenses related to this project were offset against the income received.

8. COMMITMENTS AND CONTINGENCIES

License Agreements: In August and November 1998, The Company entered into three-year license agreements (with options to extend) with The Trustees of the Estate of Bernice Pauahi Bishop to utilize a total of 115 acres of land located at Umauma, North Hilo, Hawaii, for planting cocoa trees. Minimum annual payments as of December 31, 1998 are as follows:


        Years Ending December 31,                        Amount
        -------------------------                      ---------
                  2000                                  $ 3,625
                  2001                                    5,438
                  2002                                    7,250


In addition to the license fee, the Company also has to pay certain royalty fees based on the Company's adjusted gross income as defined by the agreement.

Marketing Agreement: In June 1999 the Company entered into a marketing agreement with Hobson Marketing Co. Inc. for the establishment and operation of Hawaiian Vintage Chocolate retail outlets including carts/kiosks. Hobson Marketing Co., Inc. will be licensed to operate retail locations subject to the Company's written approval within the states of Illinois, Missouri and Indiana.

Part III

ITEM 1. INDEX TO EXHIBITS

Exhibits are listed according to the Exhibit #s as Follows:

"Charter and Bylaws"

2.1     Articles of Incorporation - the Articles of Incorporation of Hawaiian Vintage
        Chocolate Company, Inc.*

2.2     Articles of Amendment - The July 1994 Amended Article of Incorporation for Hawaiian
        Vintage Chocolate Company, Inc.*

2.3     Bylaws of the Company - The Bylaws of Hawaiian Vintage Chocolate Company, Inc.*

2.4     Order of the Court re:AGI Merger - The Bankruptcy Court ruling approving the merger of American Graphics Industries,Inc. with Hawaiian Vintage Chocolate.*

2.5     Agreement of Merger with AGI - The merger agreement between American Graphics
        Industries, Inc. and Hawaiian Vintage Chocolate Company, Inc. dated September 30,
        1997.*

2.6     Certificate of Merger with AGI - The merger certificate dated October 2, 1997.*

"Instruments defining the Rights of Security Holders"

3.1     Specimen Stock Certificate*

3.2     Specimen Class A Warrant*

3.3     Specimen Class B Warrant*

3.4     Specimen Class C Warrant*

"Material Contracts"

6.1     License Agreement - Bishop Estate - License Agreement for use of land for cocoa planting on Hamakua Coast between the Company and the trustees of the Bishop Estate dated August 1, 1998.*

6.2     License Agreement - Bishop Estate - License Agreement for use of land for cocoa planting on Hamakua Coast between the Company and the trustees of the Bishop Estate dated November 1, 1998.*

6.3     Harbor Court Lease - the lease of Hawaiian Vintage Chocolate Company's offices in
        Honolulu between Harbor Court Associates and the Company dated December 5, 1997.*

6.4     Employment agreement - the employment agreement as amended between James Walsh and the Company dated September 24, 1997.*

6.5     Stock Option Agreement - the stock option agreement between James Walsh and the
        Company dated September 24, 1997.*

6.6     License Agreement with Hobson Marketing - the licensing agreement with Hobson Global
        Marketing and the Company to establish retail kiosks in five Midwest states dated
        June 2, 1999.*

"Additional Exhibits"

12.1    Consent of Hollander, Lumer & Co., LLP, Independent Certified Public Accountants.*

12.2    Updated consent of Hollander, Lumer & Co. LLP, Independent Certified Public
        Accountants.

27      Financial Data Schedule.

------------
* Previously filed with the Company's Form 10SB, filed on November 12, 1999.


ITEM 2. DESCRIPTION OF EXHIBITS

 2.1    Articles of Incorporation - the Articles of Incorporation of Hawaiian
        Vintage Chocolate Company, Inc.*

 2.2 Articles of Amendment - The July 1994 Amended Article of Incorporation for Hawaiian Vintage Chocolate Company, Inc.*

 2.3    Bylaws of the Company - The Bylaws of Hawaiian Vintage Chocolate
        Company, Inc.*

 2.4 Order of the Court re:AGI Merger - The Bankruptcy Court ruling approving the merger of American Graphics Industries with Hawaiian Vintage
        Chocolate.*

 2.5    Agreement of Merger with AGI - The merger agreement between American
        Graphics Industries, Inc. and Hawaiian Vintage Chocolate Company, Inc.
        dated September 30, 1997.*

 2.6    Certificate of Merger with AGI - The merger dated October 2, 1997.*

 3.1    Specimen Stock Certificate*

 3.2    Specimen Class A Warrant*

 3.3    Specimen Class B Warrant*

 3.4    Specimen Class C Warrant*

 6.1 License Agreement - Bishop Estate - License Agreement for use of land for cocoa planting on Hamakua Coast between the Company and the trustees of the Bishop Estate dated August 1, 1998.*

 6.2 License Agreement - Bishop Estate - License Agreement for use of land for cocoa planting on Hamakua Coast between the Company and the trustees of the Bishop Estate date November 1, 1998.*

 6.3 Harbor Court Lease - the lease of Hawaiian Vintage Chocolate Company's offices in Honolulu between Harbor Court Associates and the Company dated December 5, 1997.*

 6.4    Employment agreement - the employment agreement as amended between James
        Walsh and the Company dated September 24, 1997.*

 6.5 Stock Option Agreement - the stock option agreement between James Walsh and the Company dated September 24, 1997.*

 6.6    License Agreement with Hobson Marketing - the licensing agreement with
        Hobson Global Marketing and the Company to establish retail kiosks in five Midwest states June 2, 1999.*

12.1    Consent of Hollander, Lumer & Co., LLP, Independent Certified Public
        Accountants.*

12.2    Updated Consent of Hollander, Lumer & Co., LLP, Independent Certified
        Public Accountants

27      Financial Data Schedule

------------
* Previously filed with the Company's Form 10SB, filed on November 12, 1999.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 31, 2000                  Hawaiian Vintage Chocolate Company, Inc.



                                        By: /s/ JAMES WALSH
                                           -------------------------------------
                                            James Walsh, Chairman and CEO